As filed with the Securities and Exchange Commission on October 29, 2009
Registration No. 333-161420

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 5
to
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AEI
(Exact name of Registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation or organization)	4931 (Primary Standard Industrial Classification Code Number)	98-0405613 (I.R.S. Employer Identification Number)
AEI
Clifton House
75 Fort Street
P.O. Box 190GT
George Town, Grand Cayman
Cayman Islands
(345) 949-4900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
AEI Services LLC
700 Milam, Suite 700
Houston, TX 77002
Attn: General Counsel
(713) 345-5200
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

G. David Brinton Jonathan Zonis Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000	Robert B. Williams Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005 (212) 530-5000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed
	Maximum
	Aggregate	Amount of
Title of Each Class of Securities to be Registered	Offering Price(1)(2)	Registration Fee(3)

Ordinary shares $0.002 par value	$862,500,000	$48,127.50

(1)	Includes offering price of shares which the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The purpose of this Amendment No. 5 to the registration statement is solely to file the exhibit to the registration statement as set forth below in Item 8 of Part II.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands law does not limit the extent to which a company may indemnify its directors, officers, employees and agents except to the extent that such provision may be held by the Cayman Islands courts to be contrary to public policy. For instance, a provision purporting to provide indemnification against civil fraud, the consequences of committing a crime may be deemed contrary to public policy. In addition, an officer or director may not be indemnified for his own willful neglect or willful default. Our Memorandum and Articles of Association make indemnification of directors and officers and advancement of expenses to defend claims against directors and officers mandatory on the part of the company to the fullest extent allowed by law. Under our Memorandum and Articles of Association, we will indemnify our directors, officers, our resident representative, any other person appointed to a committee of the board of directors and certain other persons (and their respective heirs, executors or administrators) to the full extent permitted by law against all actions, costs, charges, liabilities, loss, damage or expense incurred or suffered by such person by reason of any act done, concurred in or omitted in the conduct of our business or in the discharge of his/her duties; provided that such indemnification shall not extend to any matter involving any fraud or dishonesty on the part of such director, officer or other person. Under Cayman law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (1) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful. Under our Memorandum and Articles of Association, the company and each of our shareholders agree to waive any claim or right of action, other than those involving fraud or dishonesty, against us or any of our officers, directors or resident representative.

We have entered into indemnification agreements with our directors and executive officers, which shall be effective upon completion of this offering. With specified exceptions, consistent with our Memorandum and Articles of Association these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES

The following information relates to securities we have issued or sold within the past three years that were not registered under the Securities Act of 1933, as amended, or the Securities Act. Each of these transactions was completed without registration of the relevant security under the Securities Act in reliance upon exemptions provided under the Securities Act:

In October 2009, we issued 407,641 ordinary shares valued at $16.00 per share to D. E. Shaw Laminar Emerging Markets, L.L.C. (“DESLEM”) in exchange for a promissory note in the principal amount of approximately $6.5 million issued by one of our affiliates. The exchange was made in reliance on Section 4(2). DESLEM made customary private placement representations and appropriate notations regarding restrictions on transfer under applicable securities laws were made in our members register.

In September 2009, we issued 249,363 ordinary shares, valued at $16.00 per share, to GPU Argentina Holdings, Inc. (“GPU”) in exchange for a promissory note in the principal amount of approximately $4 million issued by one of our affiliates. The exchange was made in reliance on Section 4(2). GPU made customary private placement representations and appropriate notations regarding the restrictions on transfer under applicable securities laws were made in our members register.

In September 2009, we issued 653,890 ordinary shares, valued at $16.00 per share, to J.P. Morgan Overseas Capital Corporation (“JPMOCC”) in exchange for a promissory note in the principal amount of approximately $11 million issued by one of our affiliates. The exchange was made in reliance on Section 4(2). JPMOCC made customary private placement representations and appropriate notations regarding the restrictions on transfer under applicable securities laws were made in our members register.

In September 2009, we issued 1,976,099 ordinary shares to D. E. Shaw Laminar Portfolios, L.L.C. (“DESLP”), in exchange for 12,160,608 American Depositary Receipts representing 60,803,040 Class B Shares, par value AR$1 of TGS. In a contemporaneous transaction, AEI issued 731,166 ordinary shares to DESLP in exchange for approximately $16 million in aggregate principal amount of EDEN loans. The AEI shares issued in connection with both transactions were valued at $16.00 per share and were issued in reliance on Section 4(2). DESLP made customary private placement representations in the agreements relating to the transaction and the Company noted in its members register that such shares were subject to restrictions on transfer under applicable securities laws.

In September 2009, we issued an aggregate of 1,228,956 ordinary shares to Ponderosa Assets, L.P. valued at a price of $14.85 per share in exchange for certain assets valued at $26 million. The balance of the purchase price was paid in cash. The share issuance was made in reliance on Section 4(2). In the documents related to the transaction, Ponderosa represented that it was not acquiring the shares with a view to, or for resale in connection with, any distribution of any part thereof in violation of applicable laws. In addition, the Company reflected in the members register that such shares were subject to restrictions on transfer under applicable securities laws.

In August 2009, we issued an aggregate of 3,438,069 ordinary shares when various Ashmore Funds exercised their option to convert $57 million aggregate principal amount of our PIK notes and related interest receivable in reliance on Section 3(a)(9). No commissions were paid in connection with the conversion.

In May 2009, we issued an aggregate of 1,958,774 ordinary shares to certain funds advised by Black River Asset Management LLC valued at a price of $14.85 per share in exchange for approximately $10 million aggregate principal amount of EDEN loans and equity securities representing 19.91% of the outstanding shares of EMDERSA. The loans and equity securities were valued at $36 million in the aggregate. The balance of the purchase price was paid in cash. The issuance of the shares was made in reliance on Section 4(2). The Black River Funds made customary private placement representations in the agreements relating to the transaction and the Company noted in its members’ register that such shares were subject to restrictions on transfer under applicable securities laws.

In March 2009, we issued an aggregate of 7,412,142 ordinary shares when various Ashmore Funds exercised their option to convert $118 million aggregate principal amount of our PIK notes and related interest receivable in reliance on Section 3(a)(9). No commissions were paid in connection with the conversion.

In February 2009, we issued an aggregate of 261,749 restricted shares and options to acquire an aggregate of 1,690,365 of our ordinary shares to our employees and directors in reliance on Rule 701 under the Securities Act. The shares were valued at $13.10 per share and the exercise price of the options is $13.10 per share.

In September 2008, we issued an aggregate of 10,013 restricted shares and options to acquire an aggregate of 52,601 of our ordinary shares to our employees and directors in reliance on Rule 701 under the Securities Act. The shares were valued at $16.70 per share and the exercise price of the options is $16.70 per share.

In May 2008, we issued an aggregate of 227,825 restricted shares and options to acquire an aggregate of 153,848 of our ordinary shares to our employees and directors in reliance on Rule 701 under the Securities Act. The shares were valued at $16.00 per share and the exercise price of the options is $16.00 per share.

In May 2008, we issued an aggregate of 12,500,000 of our ordinary shares to Buckland Investment Pte Ltd for a cash purchase price of $16.00 per share in reliance on Section 4(2). In the transaction documents, Buckland Investment Pte Ltd represented that it was acquiring the shares for its own account without a view to a distribution thereof in violation of applicable securities laws. Appropriate transfer restriction notations for such shares were included in our register of members.

In October 2007, we issued an aggregate of 299,252 restricted shares and options to acquire an aggregate of 919,957 of our ordinary shares to our employees and directors in reliance on Rule 701 under the Securities Act. The shares were valued at $13.60 per share and the exercise price of the options is $13.60 per share.

In September 2007, we issued an aggregate of 1,093,630 of our ordinary shares in connection with the vesting of units under the 2004 Stock Incentive Plan in reliance on Rule 701 under the Securities Act.

In May 2007, we issued an aggregate of $300 million of 10% PIK Notes, due 2018 to a limited number of institutional investors in reliance on Regulation D under the Securities Act. In the Note Purchase Agreement, each of the investors made customary representations for such a securities placement. In addition, the note certificates were printed with a legend reflecting appropriate restrictions on transfer under federal and state securities laws.

In June 2007, we issued 149,402 of our ordinary shares to a former officer (outside the United States) in connection with the vesting of units issued to such officer under our 2004 Stock Incentive Plan in reliance on Regulation S.

In February 2007, we issued an aggregate of 200,583 restricted shares and options to acquire an aggregate of 767,879 of our ordinary shares to our employees in reliance on Rule 701 under the Securities Act. The shares were valued at $11.18 per share and the exercise price of the options is $11.18 per share.

In January 2007, we issued 5,123,152 of our ordinary shares to Fintech Energy LLC, an accredited investor, in connection with our acquisition of certain debt securities valued at approximately $41 million in an Argentine distribution company in reliance on Section 4(2). In the transaction documents, Fintech Energy LLC represented that it was acquiring the shares for its own account without a view to a distribution thereof in violation of applicable securities laws. Appropriate transfer restriction notations for such shares were included in our register of members.

In January 2007, we issued 1,792,866 of our ordinary shares to Marathon Special Opportunities Fund Ltd. and Marathon Master Fund Ltd., each an accredited investor, in connection with our acquisition of debt securities having an agreed fair value of approximately $14 million in two Argentine utilities in reliance on Section 4(2). In the transaction documents, each of the Marathon funds represented that it was acquiring the shares for its own account without a view to a distribution thereof in violation of applicable securities laws. Appropriate transfer restriction notations for such shares were included in our register of members.

In December 2006, we issued an aggregate of 1,248,857 ordinary shares to our employees and directors in connection with the vesting of units under the 2004 Stock Incentive Plan in reliance on Rule 701 under the Securities Act.

In December 2006, we issued an aggregate of 639,605 restricted shares to certain employees and directors who purchased such shares with a portion of the cash payment received by them under the 2005 Sales Incentive Plan. These shares were issued in reliance on Regulation D and Regulation S under the Securities Act. Customary representations for such a placement were obtained from each purchaser and appropriate transfer restriction notations were made in our register of members.

In December 2006, we issued an aggregate of 200,000,021 ordinary shares to the shareholders of AEIL, all of which were accredited investors, in connection with the amalgamation of AEIL and PEI in reliance on Regulation S and Section 4(2). At the time of the amalgamation, PEI was a wholly-owned subsidiary of AEIL. The amalgamation was effected pursuant to a scheme of arrangement sanctioned by order of the Grand Court of the Cayman Islands. Pursuant to the scheme of arrangement, all shares of AEIL were exchanged for shares of PEI at a rate of 31.87158 PEI shares for each AEIL share. The exchange ratio was determined on the basis of the relative valuations of PEI and AEIL at the time.

In May 2006, we issued an aggregate of 434,620 ordinary shares to Enron Corp. and various of its subsidiaries in connection with the contribution by such entities of certain assets to PEI under the Enron bankruptcy plan. The relative value of the assets contributed in exchange for the shares was determined in accordance with the methodology established under the Enron bankruptcy plan. The shares issued in consideration of such assets were issued in reliance on Section 4(2). Under the Enron bankruptcy plan, subsequent transfers of such shares were restricted.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)     Exhibits

Exhibit No.		Description

1	.1††††	Underwriting Agreement between AEI, the underwriters named therein and the selling shareholders named therein
3	.1**	Amended and Restated Memorandum and Articles of Association of AEI dated December 20, 2007
4	.1††††	Form of Certificate of Ordinary Shares of AEI
5	.1#	Opinion of Walkers regarding the legality of the shares being registered
8	.1#	Opinion of Walkers regarding certain Cayman Islands tax matters (contained in Exhibit 5.1)

Exhibit No.		Description

8.2		Opinion of Clifford Chance US LLP regarding certain U.S. tax matters
10	.1***	Amended and Restated Credit Agreement, dated as of June 6, 2008, among AEI, AEI Finance Holding LLC, various financial institutions as lenders, Credit Suisse, Cayman Islands Branch, JP Morgan Chase Bank, N.A., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities, Inc.
10	.2**	Amended and Restated Registration Rights Agreement by and among AEI and certain Investors dated December 29, 2006
10	.3**	AEI 2007 Incentive Plan
10	.6**	Concession Contract 187/98, dated August 27, 1998, between ANEEL and Elektro Eletricidade e Serviços S.A., as amended
10	.7****	Note Purchase Agreement, dated as of May 24, 2007, by and among AEI and the Purchasers named therein
10	.8****	First Amendment to the Note Purchase Agreement, dated as of March 11, 2009, by and among AEI and Holders named therein
10	.9††	Option Agreement, dated as of February 25, 2009, by and among AEI and Holders
10	.10††	Form of Indemnification Agreement by and between AEI the director or officer named therein
10	.11††††	Management Services Agreement, dated October 19, 2006, between Ashmore Energy International Limited and Ashmore Investment Management Limited
10	.12†††	Amendment No. 1 to Management Services Agreement, dated December 21, 2006
10	.13†††	Board Observer Agreement between Ashmore Investment Management Limited and AEI
21	.1****	Subsidiaries of AEI
23	.1††††	Consent of Deloitte & Touche LLP
23.2		Consent of Clifford Chance US LLP (contained in Exhibit 8.2)
23	.3#	Consent of Walkers (contained in Exhibit 5.1)
24	.1†	Power of Attorney
24	.2††	Power of Attorney, dated September 17, 2009, of Wilfried E. Kaffenberger
24	.3†††	Power of Attorney, dated October 1, 2009, of Julian Green

*	To be filed by amendment
**	Previously filed as an exhibit to the Company’s registration statement on Form 20-F (File No. 000-53606) filed with the SEC on March 27, 2009 and incorporated by reference herein.
***	Previously filed as an exhibit to the Company’s registration statement on Form 20-F/A (File No. 000-53606) filed with the SEC on June 17, 2009 and incorporated by reference herein.
****	Previously filed as an exhibit to the Company’s registration statement on Form 20-F/A (File No. 000-53606) filed with the SEC on August 17, 2009 and incorporated by reference herein.
†	Previously filed as an exhibit to the Company’s registration statement on Form F-1 (File No. 333-161420) filed with the SEC on August 18, 2009 and incorporated by reference herein.
††	Previously filed as an exhibit to the Company’s Amendment No. 1 to the registration statement on Form F-1 (File No. 333-161420) filed with the SEC on September 23, 2009 and incorporated by reference herein.
†††	Previously filed as an exhibit to the Company’s Amendment No. 2 to the registration statement on Form F-1 (File No. 333-161420) filed with the SEC on October 7, 2009 and incorporated by reference herein.
††††	Previously filed as an exhibit to the Company’s Amendment No. 3 to the registration statement on Form F-1 (File No. 333-161420) filed with the SEC on October 14, 2009 and incorporated by reference herein.

#	Previously filed as an exhibit to the Company’s Amendment No. 4 to the registration statement on Form F-1 (File No. 333-161420) filed with the SEC on October 29, 2009 and incorporated by reference herein.

ITEM 9.	UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall he deemed to be the initial bona fide offering thereof.

(3)     For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)     Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)     The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)     Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Grand Cayman, Cayman Islands, on the 29th day of October, 2009.

AEI

By:	/s/ James A. Hughes
Name:     James A. Hughes

Title:	Chief Executive Officer, Director

Pursuant to the requirements of the Securities Act of 1933 this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James A. Hughes James A. Hughes	Chief Executive Officer, Director (principal executive officer)	October 29, 2009

/s/ Eduardo Pawluszek Eduardo Pawluszek	Executive Vice President, Chief Financial Officer (principal financial officer)	October 29, 2009

* Laura C. Fulton	Executive Vice President, Accounting (principal accounting officer)	October 29, 2009

* Ronald W. Haddock	Non-Executive Chairman of the Board of Directors	October 29, 2009

* Robert Barnes	Director	October 29, 2009

* Philippe A. Bodson	Director	October 29, 2009

* Robert E. Wilhelm	Director	October 29, 2009

* Henri Philippe Reichstul	Director	October 29, 2009

* George P. Kay	Director	October 29, 2009

Signature	Title	Date

* Wilfried E. Kaffenberger	Director	October 29, 2009

* Julian Green	Director	October 29, 2009

* By:	/s/ James A. Hughes
     Attorney-in-fact

Authorized Representative in the United States:

AEI Services LLC

By:	/s/ James A. Hughes
Name:     James A. Hughes

Title:	Chief Executive Officer

Date: October 29, 2009